Trillion, LLC

ANNUAL REPORT

117 Row Three
Lafayette, LA 70508
8323509191
http://www.trillion.energy/

This Annual Report is dated April 9, 2026.

BUSINESS

Trillion (also referred to as the "Company") is a green fuel development and production company. We produce high-performance, low emissions fuels, that deliver some of the greatest greenhouse gas (GHG) reductions and operating cost benefits in the marketplace. We are at Go-to-Market Stage. We produce and sell fuel directly, through distribution and technology licensing agreements to large offtake customers, such as cruise lines, marine cargo fleets, mining, railroads.

Planned Conversion Disclosure

Trillion, LLC was originally formed in Louisiana as a Limited Liability Company in 2017. The executive team and management are planning to convert the corporate structure of the company from an LLC to a C-Corp at some time in the future. The specific timeline has not yet been finalized, however, the Company wants investors to be aware of this future transition.

Chief Executive Officer Disclosure

The Company's Chief Executive Officer, Alex Gomez, is also the owner & managing member of two additional LLCs. Alex owns +50% of the company and to date has received no to little salary from the company. Alex works full-time on Trillion activities. He owns other businesses that require some additional oversight time from him during the week, usually off Trillion hours or on weekends. His Primary Role is as Trillion CEO. Alex plans to take a proper salary once the company has reached substantial fundraising.

Previous Offerings

Name: Class B Units
Type of security sold: Equity
Final amount sold: $1,776,974.00
Number of Securities Sold: 17,749,676.56
Use of proceeds: These monies were primarily used for equipment, feedstock commodities, building lease, business development.
Date: as of December 31st, 2025
Offering exemption relied upon: Section 4(a)(2)

Name: Class B-1 Units
Type of security sold: Equity
Final amount sold: $790,000.00
Number of Securities Sold: 1,645,833.67
Use of proceeds: These monies were primarily used for equipment, feedstock commodities, building lease, business development.
Date: as of December 31st, 2025
Offering exemption relied upon: Section 4(a)(2)

Name: Class C Units
Type of security sold: Equity
Final amount sold: $507,256.79
Number of Securities Sold: 1,131,968
Use of proceeds: These monies were primarily used for equipment, feedstock commodities, building lease, business development.
Date: as of December 31st, 2025
Offering exemption relied upon: Section 4(a)(2)

Name: Class A
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 20,527,478.23
Use of proceeds: Founder's Shares
Date: March 30, 2017
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION**

Operating Results – 2025 Compared to 2024

Year ended December 31, 2025

Overview

The company is still working on fundraising to be able to commercialize the product. Company is working on validation projects in South America and project developments in Europe, where we see a greater need for our type fuel solution. During product development, parallel efforts with business development were made with multiple regional and international offtakers which would be classified as large to super-large industrial users.

Revenue

2025: $0

Cost of Goods Sold

2025: $0

Gross margins

2025: $0

Expenses

The Company's expenses consist of test equipment rental, marketing, business development, travel expenses, fees for professional services and patents, insurance, and facility rental expenses.

Historical results and cash flows:

Following a successful Reg-CF raise, Investors should expect significant improvement in historical results as the Company completes its transition to full commercial operations. This transition will include an increase in property, plant, and equipment expenses on account of the Company's increasing production, storage, and facility size. This will include a corresponding significant increase in sales revenue and corresponding positive gross profits. Our operations will be much larger and will include more personnel and overhead expense. Monies will still be spent on R&D of the Company's future green fuel formulations, however, the company will also be in full production and sales of the HydroDiesel® fuel primarily though technology licensing and fuel distributors.

The Company has relied on cash flow from Company founders as well as external equity investment into the Company to fund operations to date. These prior monies were spent on product and product advancement. Company is still working on raising operational and business development capital.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $66,200.47.

Debt

Creditor: Alexander Gomez
Outstanding balance: $21,831.71
Interest rate: 0%
Material terms: There is no maturity date.

Creditor: Huey Segura
Outstanding balance: $11,200.00
Interest rate: 0%
Material terms: There is no maturity date.

Creditor: Michael Brady
Outstanding balance: $13,382.95
Interest rate: 0%
Material terms: There is no maturity date.

Creditor: John Leonard
Outstanding balance: $45,000.00
Interest rate: 0%
Material terms: There is no maturity date.

Creditor: Steve Poirier
Outstanding balance: $9,500.00
Interest rate: 0%
Material terms: There is no maturity date.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Alexander Gomez

Alexander Gomez's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Managing Member and Founder
Dates of Service: March 2017 — Present
Responsibilities: Executive Manager of Business, running the day-to-day management, vision, strategy, business plan execution. Alex owns +50% of the company and to date has received no to little salary from the company. Alex works full time on Trillion activities. He owns other businesses that require some additional oversight time from him during the week, usually off Trillion hours or on weekends. His Primary Role is Trillion CEO. No salaries are currently collected.
Other business experience in the past three years:

Employer: ADG International, LLC.
Title: Owner
Dates of Service: January 2015 — Present
Responsibilities: Manager member of business and all P&L authority. ADG International uses approximately 10-15% of Alex's week, usually off normal hours and on weekends.

Employer: HKA Hydrofuels, LLC.
Title: Managing Member
Dates of Service: April 2017 — Present
Responsibilities: Co-management of the LLC; which entails the oversight of patents held by the company and the disbursement of royalties when received. This role requires very little and intermittent oversight by Alex.

Name: Huey Segura

Positions and offices currently held with the issuer:

Position: Member Manager

Dates of Service: March 2017 — Present

Responsibilities: Voting Rights as per Operating Agreement with respect to corporate decisions requiring managing member input. Huey owns +20% of the company and does not have a salaried position with the company.

Other business experience in the past three years:

Employer: HueMar, LLC
Title: Managing Member, Owner
Dates of Service: August 2002 — September 2019
Responsibilities: Operations, no longer established.
Employer: RVR, LLC
Title: Managing Member, Owner
Dates of Service: August 2008 — September 2019
Responsibilities: Operations, no longer established.

Employer: HKA Hydrofuel, LLC.
Title: Managing Member
Dates of Service: April 2017 — Present
Responsibilities: Co-management of the LLC; which entails the oversight of patents held by the company and the disbursement of royalties when received.

Name: Steve Poirier

Steve Poirier's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: VP QHSSE
Dates of Service: October 2017 — Present
Responsibilities: Health, safety, security and environmental compliance. Steve owns 3% in the company and to date has received no salary from the company.
Other business experience in the past three years:

Employer: Peartree Medical & Safety Services LLC.
Title: Owner Operator
Dates of Service: July 2006 — Present
Responsibilities: Operations and Management of All Departments, coordination of contract QHSSE staffing. Steve spends about 30-40% of his time working on Peartree Medical & Safety Services LLC., the balance is with Trillion his primary role.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Shares
Stockholder Name: Alexander Gomez
Amount and nature of Beneficial ownership: 54,516,480.83
Percent of class: 54.52%

Title of class: Class A Shares
Stockholder Name: Huey Segura
Amount and nature of Beneficial ownership: 24,956,040.93
Percent of class: 24.95%

RELATED PARTY TRANSACTIONS

Name of Entity: HKA Hydrofuel LLC
Names of 25% owners: Alexander Gomez, Huey Segura, Kenneth MeKonen, Al Stagg (deceased)
Relationship to Company: HKA Hydrofuel LLC is an exclusive licensor of fuel patents and marketing rights to the Company, HKA is partially owned by two principal owners of Trillion. The Company and HKA managed by the same managing members.
Nature / amount of interest in the transaction: HKA receives a royalties from Trillion in exchange for the the exclusive monetization and indefinite, worldwide licensing, sublicensing and product development rights of licensed fuel technology.
Material Terms: 30% Royalty on Net Income from Fuel Sales | 10% Royalty on earnings of Gross Revenue from Licensees | 25% Royalty of up front Licensing Fee

OUR SECURITIES

The Company has authorized Class A Shares, Class B Shares, and Class C Shares.

Class A Shares
• Authorized: 82,896,235
• Outstanding: 82,896,235

• Voting Rights: Equal 50/50 voting between existing two Managing Members - Sale or Reorganization of Co., contracts above $5M, loans above $1M, legal dispute decisions, bankruptcy decision votes, decision on dividend payments.
• Material Rights: Dilution Disclosure

Class A & B units are non-dilutable by contractual rights. Class C units have no anti-dilution protection. However, the Class A members have already pre-agreed and set aside by a prior Operating Agreement Addendum dated July 2018 the so-called share pool that is a) a share/unit reserve to be allocated to future investors, b) to prevent dilution of Class As below a minimum threshold of 70%, unless by new agreement, c) to prevent dilution of the Class B units under their contractual rights, and d) to prevent early dilution of Class C units (note that Class C units, however, do not have anti-dilution protection, so any dilution by future issuances of securities by the Company will disproportionately impact holders of Class C units).

Class A members also agreed to be diluted by this Reg CF offering by issuing the Class C shares; if the current Regulation CF offering is fully subscribed to, then the net remaining Class A units following this Reg CF raise will be 82.9%; and 12.9% Class A units remain available as per the pre-agreed dilution threshold. The 12.9% remaining Class A units are allocated for future potential raises and can be issued as any class of units. If there is a future raise event beyond these preset dilution agreements, then both Class A & B will still have non-dilution protection and the only way they can be diluted is by agreement. The Class C units will not have anti-dilution protection.

After the remaining 12.9% unit reserve is used, the Company anticipates that it will seek other non-dilutive forms of funding, and or self-fund from cash from operations.

Material Rights

Economic Interest   1% = 1,000,000 Shares

Dilute-able subject to the terms set forth in this memorandum under this section The Company's Securities and the Company's Operating Agreement.

Voting Rights Voting Rights on the Following Matters:

6.5 Unanimous Consent Required

a)   Cause or enter into any agreement obligating the Company to undergo a reorganization from LLC to some other form of Entity

b)   Cause the Company to commence a voluntary case as debtor under the United States Bankruptcy Code

c)   Cause or enter into any agreement for the purchase of stock or other equity of any other Person or Entity, or of all or substantially all of the assets of any Person or Entity, or for the merger or consolidation of the Company with or into any Person or Entity

d)   Cause of enter into any agreement obligating the Company's Sale of all or substantially all of the Company's assets

6.6 Majority Consent Required

a)   Acquire any single item of tangible, intangible, real or personal property valued at five million ($5,000,000) dollars

b)   Enter into any loan transaction where the borrowed amount is in excess of one million ($1,000,000) dollars

c)   Enter into any agreements on behalf of the Company where the total value of the contract, measured by the amount to be aid and/or received by the company, exceeds five million ($5,000,000) dollars

d)   Initiate legal action on behalf of the Company

Dilution   Class A Share Units are subject to dilution (see above)

Dividends   If and when dividends are declared, the Class A member will be entitled to the dividend payment pro-rata the % ownership of the company.
Class B Shares
• Authorized: 14,607,100
• Outstanding: 14,607,100
• Material Rights: Economic Interest: 1% ownership of the company = 1,000,000 Shares

Non-Dilutable Ownership - Units Not Subject to Dilution

Voting Rights

Non-Dilution: Share Units Not Subject to Dilution. The Class B Units shall not be subject to dilution and shall represent an equal portion of ownership of the Company and the same Economic Interest as the Class A Units held by the Members of the Company and possess all the same rights, value and privileges as Class A shares, with no waiver or withdrawal of rights or privileges granted to Class A shareholders only with the exclusive exception of voting rights and any other consent or approval rights set forth in the Operating Agreement dated April 21, 2017. In the event that any additional Membership Units are issued, the Class B holder shall be entitled to receive, at no cost, such additional Units as are necessary for him/her to maintain the same percentage Economic Interest in the Company as well as all the same rights, value and privileges as he/she had prior to the issuance of such additional Units.

Tag-Along Rights   a)   In the event the Members or any of them ("Participating Members") propose to sell any of their membership interests to a third party purchaser, the Class B member shall have the right to participate (a "Tag-Along Right") in such sale or transaction with respect to any membership interest held by them, on a pro rata basis (based on the ratio of the aggregate percentage of membership interests to be sold by the Participating Members to the aggregate percentage interests owned by the Participating Members immediately prior to such sale), for the greatest consideration per percentage of membership interest and otherwise on the best terms and conditions by which any Participating Member proposes to sell or otherwise convert its membership interest in such sale.

b)   The Participating Members shall give written notice to Class B members, not less than ten (10) days prior to such proposed sale or transaction providing a summary of the terms of the proposed sale or transaction to the purchaser and advising Class B members of his Tag-Along Rights hereunder. Class B members may exercise his/her Tag-Along Right by written notice to any of the Participating Members stating the percentage of his/her membership interest that he/she wishes to sell other otherwise convert (in the event that the Company is sold to or merged with another entity). If the prospective purchaser or purchasers of the membership interests declines to purchase the aggregate number of membership interests sought to be sold by the Participating Members and the Class B member, the Participating Members and Class B member agree to voluntarily reduce the percentage of membership interests of each participating party to be included in such sale on a proportionate basis that preserves the ratio of (x) the percentage of membership interests the Participating Members desire to have included in such sale over (y) the percentage of membership interests number the Class B member desire to have included in such sale or transaction. If the Class B member gives written notice indicating that he/she wishes to sell or otherwise convert any percentage of his membership interest in the Tag-Along Sale, they shall be obligated to sell or convert that percentage of membership interest specified in his/her written acceptance notice (as such amount may be reduced pursuant to the immediately preceding sentence) for the greatest consideration and upon the best terms and conditions by which any Participating Member proposes to sell or otherwise convert its percentage of membership interest, such obligation to be conditioned upon and contemporaneous with completion of the Tag-Along Sale with the purchaser.

Dividends   If and when dividends are declared, the Class A member will be intitled to the dividend payment pro-rata their % ownership of the company.

Warrant for any Class Financing Event and Issued as Class B   In October 2021, the Company entered into a Warrant agreement with Newchip LLC. (Venture Accelerator) allowing the holder to invest up to $250,000 in exchange for the Company's securities within a period of 24 months. The holder can invest with the same terms and rights offered in either (i) the current or any future qualified financing event during the warrant period if the Company has an open qualified financing event at the time of this warrant with signature commitments of at least 25% of the offering amount set by the Company; (ii) the qualified financing event that has closed within

90 days prior to the date of this warrant if the Company has an open qualified financing event at the time of this warrant but does not have signature commitments of 25% of the offering amount set by the Company; however, if no such event took place within 90 days prior to the date of this warrant, then the investment right revert back to those disclosed in option "(i)"; (iii) a priced equity qualified financing event should the Company not qualify for the financing events disclosed in "(i)" or "(ii)" at the greater of (a) 10% discount of the price per share, or (b) 1.1X the highest discount offered to investors; or (iv) a convertible security qualified financing event should the Company not qualify for the financing events disclosed in "(i)" or "(ii)" at the greater of (a) 10% discount, or (b) 1.1X the highest discount offered to investors.

Shares executed via the Warrant provisions would be issued as Class B Shares.

Class C Shares
• Authorized: 2,496,665
• Outstanding: 0
• Material Rights: Class C   Planned Crowd Funding Shares Units

Economic Interest   1% = 1,000,000 Shares

Dilute-able

Voting Rights No Voting Rights

Dilution   Class C Share Units are subject to dilution

Tag-Along Rights and Obligations   a)   In the event the Class A & B Members ("Participating Members") propose to sell the majority of their membership interests to a third party purchaser, the Class C member shall be obligated to participate (a "Tag-Along Right") in such sale or transaction with respect to any membership interest held by them, on a pro rata basis (based on the ratio of the aggregate percentage of membership interests to be sold by the Participating Members to the aggregate percentage interests owned by the Participating Members immediately prior to such sale), for the greatest consideration per percentage of membership interest and otherwise on the best terms and conditions by which any Participating Member proposes to sell or otherwise convert its membership interest in such sale.

What it means to be a minority holder

As a minority holder of the Class C Shares equity of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

  If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class C Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Certain risks have been evaluated by the Company and considered in the preparation of our projections. Some risks, such as materials and inventory costs, can fluctuate beyond reasonable expectations. Factors such as these can have a negative or positive impact on projections.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment or obtain opportunity to enter at a ideal time prior to future

valuation increase. The Company has made efforts to assess the valuation that has been set by the Company. This includes considerations of past value from prior investors, value created during the Company's startup period, current milestones achieved, product validation efforts, and competitive positioning.

The transferability of the Securities you are buying is limited
Any Class C Equity ownership purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the equity that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities currently and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company does have a defined exit strategy, that could change or evolve over time. This exit strategy may include the Company being acquired by an existing player in the industry or the Company proceeding to IPO on a public exchange, following a period of value creation. However, either option may occur, or may be delayed in occurring or may not occur.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class C Equity in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to accelerate the Company's growth, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may delay growth or risk Company survival. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it could still be a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could choose to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity above or below its current price. If priced above, then your investment would gain value. If priced below, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose other avenues or cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property and intellectual

property rights. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will possibly engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are could be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the Company's resources including fund and the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have management discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

We have already commercialized and validated marketability of our main fuel product, HydroDiesel+®, which possesses its own inherent market potential and risk. It is possible that some of our future products that are in research and development (R&D) phase may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the R&D products are the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are a green fuel development and production company. We are therefore always in the research and development stage with some fuel products and have commercialized some fuel products while other new Hydro-fuel products are still under development. Delays or cost overruns in the development of our Hydro-fuel products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations as it pertains to future growth and expansion from new Hydro-fuel products.

Minority Holder; Securities with No Voting Rights
The Class C (Crowd Funding) Equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once the Company meets our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

TRILLION was formed on March 30th, 2017. The Company spent the first four years since inception on product development, testing and market validation, to achieve commercial readiness of our product, HydroDiesel+®. Accordingly, the Company has a limited history upon which an evaluation of its financial performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. TRILLION has incurred a minor net loss and has had limited revenues generated since inception. These revenues and the client use cases have been used as part of the Company's strategic transition from development to the commercialization and market readiness phase. The Company is provides no guarantees that we will be profitable in the next few years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

TRILLION was formed on March 30th, 2017. The Company spent the first four years since inception on product development, testing and market validation, to achieve commercial readiness of our product, HydroDiesel+®. Accordingly, the Company has a limited history upon which an evaluation of its financial performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. TRILLION has incurred a minor net loss and has had limited revenues generated since inception as most of our funding resources have been dedicated to product development and now to the full transition to our commercial production phase, which has already began with limited capacity in 2021. These revenues and the client use cases have been used as part of the Company's strategic transition from product development to the commercialization and market readiness phase. The Company provides no guarantees that we will be profitable in the next few years or generate sufficient revenues to pay dividends to the holders of the shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is possible that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company could lose any potential revenue it might be able to raise by entering into sublicenses. This would impact a potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the EPA (Environmental Protection Agency) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including some manufacturing, shipping, accounting, legal work, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Company Intellectual Property and Licenses
One of the Company's most valuable assets is its intellectual property and intellectual property licenses. The Company's owns multiple trademarks, copyrights, Internet domain names, and trade secrets. The Company also owns intellectual property license rights on a worldwide exclusive and indefinite basis. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Outside government regulation which can be subject to change at any time
Our industry is federal regulated and our ability to sell product is dependent on the outside government regulation such as the EPA (Environmental Protection Agency), and the CARB (California Air Regulatory Board) and other relevant government laws and regulations. The industry norms concerning the selling and use of fuels is transitioning in favor the Company's low emission fuels. The laws and regulations may be subject to change and if they do, however unlikely, then the selling of product may no longer be in the best interest of the Company within a certain market territory. At such point the Company may no longer want to sell product in a certain region and therefore your investment in the Company may be affected.

Company litigations and legal defense
Companies in industry such as ours can face litigation to protects their rights or to end contractual disputes with clients, partners, suppliers, licensees or licensors. The Company has had past litigations that have been dismissed with prejudice in the company's favor. Legal disputes can arise in the future to contest the Company's interpretations of contractual rights, court rulings, licensing fees, and more. It is important to note that unforeseeable costs associated with such legal disputes may invade the capital of the Company.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Future Accreditation

The Company is currently accredited to manufacture its fuel products for the off-road segment within the US and both the on-road and off-road segment in many international jurisdictions. The Company is working towards obtaining on-road accreditation of our HydroDiesel+ fuel from the US Environmental Protection Agency and from the equivalent bodies within the EU for on-road and off-road use. There are pathways established to achieve these accreditations, however if these accreditations where not achievable then it would have a negative impact on the Company's future value and market expansion capabilities.

Feedstock Escalation
The Company uses various chemical feedstocks in the production of its Hydro-fuels. These chemicals may rise or fall in price according market factors. The escalation of the price could negatively impact the Company's profitability of certain fuel formulations and within certain market segments.

Forward Looking Statements
THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The Company is currently in the process of litigation with a licensor.
The Company was recently granted a favorable Motion for Summary Judgment for a legal matter relating to a licensor of Trillion, HKA Hydrofuels, LLC. The plaintiffs are appealing this ruling in Trillion's favor. Trillion expects the maximum costs expected to incur from legal fees are $10,000. The Company is currently complying with all relevant laws and regulations. The Company and its counsel believe the appeal is unlikely to be ruled in favor of the claimant due to an abundance of facts presented and captured during a deposition in the original hearings.

The Company's Chief Executive Officer, Alex Gomez, is also the owner & managing member of two additional LLCs.

Alex owns +50% of the company and to date has received no to little salary from the company. Alex works full-time on Trillion activities. He owns other businesses that require some additional oversight time from him during the week, usually off Trillion hours or on weekends. His Primary Role is as Trillion CEO. Alex plans to take a proper salary once the company has reached substantial fundraising.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Trillion, LLC
By /s/ *Alex Gomez*
Title: CEO

By /s/ *Alex Gomez*
Name: Alex Gomez
Title: CEO

By /s/ *n/a*
Name: N/A
Title: N/A

Exhibit A
FINANCIAL STATEMENTS

Balance Sheet - 2025 and PY 2024 Review
Trillion, LLC
As of December 31, 2025

	As of December 31, 2025
Assets	
Current Assets	
Bank Accounts	
Cash & Cash Equivalents	
Bank of America CHK - 4041	66,200.47
Bank of America SVG - 5743	247.67
Total for Cash & Cash Equivalents	**$66,448.14**
Restricted Cash	
BMT - 1135	7,728.46
Total for Restricted Cash	**$7,728.46**
Total for Bank Accounts	**$74,176.60**
Other Current Assets	
Due From Members / Related Parties	
Due From Alex Gomez	0.00
Due From HKA	93,146.21
Due From Huey Segura	0.00
Total for Due From Members / Related Parties	**$93,146.21**
Loans & Advances Receivable	
Loan to ADG	0.00
Total for Loans & Advances Receivable	**$0.00**
Prepaid & Other Current Assets	
Prepaid Insurance	0.00
Total for Prepaid & Other Current Assets	**$0.00**
Work In Progress	
Work in Progress	44,705.00
Total for Work In Progress	**$44,705.00**
Total for Other Current Assets	**$137,851.21**
Total for Current Assets	**$212,027.81**
Fixed Assets	
Accumulated Depreciation	-34,191.00
Property & Equipment	
Furniture and Equipment	146,998.00
Lab Equipment	102,823.15
Van	0.00
Total for Property & Equipment	**$249,821.15**
R&D Equipment – Tanks & Engine	0.00
Tanks	6,104.15

Test Engine	10,117.57
Total for R&D Equipment – Tanks & Engine	**$16,221.72**
Total for Fixed Assets	**$231,851.87**
Other Assets	
Deffered Assets	0.00
Total for Other Assets	**$0.00**
Total for Assets	**$443,879.68**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Credit Cards	
Bank of America CC - 3477	-196,685.76
A. Gomez - 2955	166,909.57
M. BRADY -1066	35,124.36
Total for Bank of America CC - 3477	**$5,348.17**
Total for Credit Cards	**$5,348.17**
Other Current Liabilities	
Accrued Wages Payable – Contractual Back Pay	
Member Back Pay Agreement -Mike Brady	570,369.00
Member Pay Back Agreement - Alex Gomez	1,542,000.00
Member Payback Agreement - Alvaro Cabrera	335,836.00
Members Back Pay Agreement - Steve Poirier	282,875.00
Total for Accrued Wages Payable – Contractual Back Pay	**$2,731,080.00**
Due to Members / Related Parties	
Due to Alex Gomez	21,831.71
Due to Huey Segura	11,200.00
Due to John Leonard Jr.	45,000.00
Due to Mike Brady	13,382.95
Due to Steve Poirier	9,500.00
Total for Due to Members / Related Parties	**$100,914.66**
Guaranteed Payments Payable	
Guaranteed Payments - Aaron Mendez	16,000.00
Guaranteed Payments - Christopher Weaver	38,000.00
Guaranteed Payments - FONTENOT & STEPHENS HOLDINGS	100,000.00
Guaranteed Payments - Les Henderson	50,000.00
Guaranteed Payments - Robert Hanson	36,000.00
Guaranteed Payments - Steve Poirier	14,700.00
Total for Guaranteed Payments Payable	**$254,700.00**
Loans Payable	
Loan From ADG	0.00
Total for Loans Payable	**$0.00**
Total for Other Current Liabilities	**$3,086,694.66**
Total for Current Liabilities	**$3,092,042.83**

Total for Liabilities	**$3,092,042.83**
Equity	
Additional Paid In Capital	
APIC	0.00
Total for Additional Paid In Capital	**$0.00**
Capital - Alexander Gomez	-11,900.00
Capital - Huey Segura Jr.	-22,400.00
Capital - Mike Brady	0.00
Capital - Steven Poirier	0.00
Investment - Les Henderson	130,000.00
Investor Contributions	26,865.00
Class B	1,431,862.26
Class B-1 Investor	890,000.00
Class C	521,174.21
Warrants	168,000.00
Total for Investor Contributions	**$3,037,901.47**
Owner's Equity	-158,110.58
Prior Period Adjustment	15,000.00
Suspense	-6,251.28
Retained Earnings	-2,499,720.24
Net Income	-3,132,682.52
Total for Equity	**-$2,648,163.15**
Total for Liabilities and Equity	**$443,879.68**

Accrual Basis Wednesday, April 01, 2026 07:40 PM GMTZ

Total
As of December 31, 2024 (PY)

6,704.64
247.55
$6,952.19
7,728.46
$7,728.46
$14,680.65
0.00
92,396.21
0.00
$92,396.21
0.00
$0.00
0.00
$0.00
44,705.00
$44,705.00
$137,101.21
$151,781.86
-34,191.00
146,998.00
102,823.15
0.00
$249,821.15
0.00
6,104.15

	10,117.57
	$16,221.72
	$231,851.87
	0.00
	$0.00
	$383,633.73
	-94,107.34
	89,300.08
	26,045.36
	$21,238.10
	$21,238.10
	21,831.71
	11,200.00
	45,000.00
	13,382.95
	9,500.00
	$100,914.66
	0.00
	$0.00
	$100,914.66
	$122,152.76

	$122,152.76
	0.00
	$0.00
	0.00
	0.00
	0.00
	0.00
	50,000.00
	26,865.00
	1,431,862.00
	720,000.00
	521,174.21
	168,000.00
	$2,867,901.21
	-156,700.00
	-2,237,853.08
	-261,867.16
	$261,480.97
	$383,633.73

	January 2025	February 2025
Income		
Cost of Goods Sold		
Chemicals-COGS		
Lab Fuel		
Lab Supplies	667.96	511.33
Total for Cost of Goods Sold	**667.96**	**511.33**
Gross Profit	**-667.96**	**-511.33**
Expenses		
6000 Payroll & Labor Expenses		
6200 Wage Expense – Accrued Contractual Back Pay		
Total for 6000 Payroll & Labor Expenses		
Advertising and Marketing	76.29	
Automobile Expense		
Gas	322.57	263.92
Repairs & Maintenance	340.87	18.50
Total for Automobile Expense	**663.44**	**282.42**
Bank Service Charges	10.00	5.00
Computer and Internet Expenses	406.02	1,014.83
Dues and Subscriptions	27.14	1,373.00
Expenses Reimburstment		
Freight & Shipping	1,150.00	78.72
Guaranteed Payments		7,000.00
Insurance Expense	256.36	370.37
Interest Expense		490.19
Lab Testing Services		1,895.00
Lab Utilities		
Meals and Entertainment		
50% Deductible	1,077.56	1,041.47
Non Deductible		
Total for Meals and Entertainment	**1,077.56**	**1,041.47**
Miscellaneous		
Office Supplies	12.76	37.97
Outside Services	220.00	200.00
Parking & Tolls	16.78	36.00
Professional Development		
Professional Fees		
Accounting Fees	592.86	814.81
Legal Services		

Total for Professional Fees	**592.86**	**814.81**
Rent Expense		3,987.44
Equipment		
Total for Rent Expense		**3,987.44**
Taxes & Licenses	155.00	
Licenses		
Property Taxes		
Total for Taxes & Licenses	**155.00**	
Travel Expense		
Utilities	248.69	
Total for Expenses	**4,912.90**	**18,627.22**
Net Operating Income	**-5,580.86**	**-19,138.55**
Other Income		
Gain (Loss) on Sale of Equipment		
Interest Income	0.01	0.01
Sale on asset		20,000.00
Total for Other Income	**0.01**	**20,000.01**
Net Other Income	**0.01**	**20,000.01**
Net Income	**-5,580.85**	**861.46**

Profit and Loss
Trillion, LLC
January-December, 2025

March 2025	April 2025	May 2025	June 2025	July 2025
	1,200.58			
1,082.20	500.02	403.30	33.09	593.20
1,082.20	**1,700.60**	**403.30**	**33.09**	**593.20**
-1,082.20	**-1,700.60**	**-403.30**	**-33.09**	**-593.20**
	32.69	25.00		20.92
162.94	299.79	421.83	205.59	404.32
185.89	4.74	123.77		266.52
348.83	**304.53**	**545.60**	**205.59**	**670.84**
10.00	194.44	34.62	26.39	216.62
652.74	1,980.59	357.63	177.92	276.08
265.92	265.92	27.14	27.14	27.14
			658.18	
278.63	2,846.50		19.40	139.02
2,000.00	2,000.00			
317.34	144.32		155.63	150.64
123.93			258.50	301.47
			318.40	131.47
10,786.99	683.13	691.40	816.05	943.75
		267.90		71.44
10,786.99	**683.13**	**959.30**	**1,134.45**	**1,146.66**
				13.44
	12.52		13.66	
652.00	240.00		320.00	200.00
99.00			61.00	106.86
587.15	516.37	303.75	212.62	364.50
	5,078.71			

587.15	**5,595.08**	**303.75**	**212.62**	**364.50**
1,948.89	4,060.00	2,030.00		2,030.00
1,948.89	**4,060.00**	**2,030.00**		**2,030.00**
5,079.81	4,251.23	2,831.50	3,011.53	3,934.51
193.37				
23,344.60	**22,610.95**	**7,114.54**	**6,282.01**	**9,598.70**
-24,426.80	**-24,311.55**	**-7,517.84**	**-6,315.10**	**-10,191.90**
0.01	0.01	0.01	0.01	0.01
				587.70
0.01	**0.01**	**0.01**	**0.01**	**587.71**
0.01	**0.01**	**0.01**	**0.01**	**587.71**
-24,426.79	**-24,311.54**	**-7,517.83**	**-6,315.09**	**-9,604.19**

August 2025	September 2025	October 2025	November 2025
47.09	3,934.77	17,392.59	4,180.00
		95.92	
7.24	-730.67	1,358.69	1,498.49
54.33	**3,204.10**	**18,847.20**	**5,678.49**
-54.33	**-3,204.10**	**-18,847.20**	**-5,678.49**
2,731,080.00			
2,731,080.00			
19.84	27.06	1.32	245.25
382.75	484.53	414.32	346.29
	61.70	289.06	
382.75	**546.23**	**703.38**	**346.29**
9.96	52.00	81.00	55.00
225.05	791.76	1,131.53	766.82
27.14	27.14	1,221.04	137.63
	1,155.29	86.32	882.91
254,700.00		9,500.00	7,250.00
150.64	150.64	-1,440.55	
	1,000.93		123.54
			2,765.04
			13.34
131.91			43.68
536.55	884.24	809.24	822.64
	54.11	8.06	
668.46	**938.35**	**817.30**	**866.32**
8.77			
610.00	435.00	200.00	130.00
22.39	49.28		88.01
		70.12	17.87
394.87	5,098.97	610.11	260.00
	3,472.57	4,295.63	1,050.00

394.87	**8,571.54**	**4,905.74**	**1,310.00**
2,030.00	4,060.00	2,030.00	2,030.00
2,030.00	**4,060.00**	**2,030.00**	**2,030.00**
	94.57		
	1,929.46	3,202.43	
	2,024.03	**3,202.43**	
1,112.28	3,321.24	1,929.45	4,521.44
2,991,442.15	**23,150.49**	**24,439.08**	**21,549.46**
-2,991,496.48	**-26,354.59**	**-43,286.28**	**-27,227.95**
		3,649.25	
0.01	0.01	0.01	0.01
	50,000.00		
0.01	**50,000.01**	**3,649.26**	**0.01**
0.01	**50,000.01**	**3,649.26**	**0.01**
-2,991,496.47	**23,645.42**	**-39,637.02**	**-27,227.94**

December 2025	Total
7,211.10	33,966.13
335.18	431.10
1,232.06	7,156.91
8,778.34	**$41,554.14**
-8,778.34	**-$41,554.14**
	2,731,080.00
	$2,731,080.00
486.99	935.36
283.48	3,992.33
7.72	1,298.77
291.20	**$5,291.10**
185.00	880.03
1,018.57	8,799.54
27.14	3,453.49
	658.18
	6,636.79
7,000.00	289,450.00
	255.39
	2,298.56
	4,660.04
276.25	289.59
181.95	807.41
1,426.83	20,519.85
	401.51
1,608.78	**$21,728.77**
32.53	45.97
24.00	109.68
510.00	3,717.00
51.70	531.02
	87.99
260.00	10,016.01
	13,896.91

260.00	**$23,912.92**
1,750.00	25,956.33
347.60	347.60
2,097.60	**$26,303.93**
	155.00
	94.57
	5,131.89
	$5,381.46
1,423.59	31,416.58
	442.06
15,293.35	**$3,168,365.45**
-24,071.69	**-$3,209,919.59**
3,000.00	6,649.25
0.01	0.12
	70,587.70
3,000.01	**$77,237.07**
3,000.01	**$77,237.07**
-21,071.68	**-$3,132,682.52**

Trillion, LLC
Statement of Cash Flows
January - December 2025

	Total
OPERATING ACTIVITIES	
Net Income	-3,134,093.10
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Due From Members / Related Parties:Due From HKA	-750.00
Bank of America CC - 3477	-102,578.42
Bank of America CC - 3477:A. Gomez - 2955	77,609.49
Bank of America CC - 3477:M. BRADY -1066	9,079.00
Accrued Wages Payable – Contractual Back Pay:Member Back Pay Agreement -Mike Brady	570,369.00
Accrued Wages Payable – Contractual Back Pay:Member Pay Back Agreement - Alex Gomez	1,542,000.00
Accrued Wages Payable – Contractual Back Pay:Member Payback Agreement - Alvaro Cabrera	335,836.00
Accrued Wages Payable – Contractual Back Pay:Members Back Pay Agreement - Steve Poirier	282,875.00
Guaranteed Payments Payable:Guaranteed Payments - Aaron Mendez	16,000.00
Guaranteed Payments Payable:Guaranteed Payments - Christopher Weaver	38,000.00
Guaranteed Payments Payable:Guaranteed Payments - FONTENOT & STEPHENS HOLDINGS	100,000.00
Guaranteed Payments Payable:Guaranteed Payments - Les Henderson	50,000.00
Guaranteed Payments Payable:Guaranteed Payments - Robert Hanson	36,000.00
Guaranteed Payments Payable:Guaranteed Payments - Steve Poirier	14,700.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$ 2,969,140.07**
Net cash provided by operating activities	**-$ 164,953.03**
FINANCING ACTIVITIES	
Capital - Alexander Gomez	-11,900.00
Capital - Huey Segura Jr.	-22,400.00
Investment - Les Henderson	80,000.00
Investor Contributions:Class B	0.26
Investor Contributions:Class B-1 Investor	170,000.00
Prior Period Adjustment	15,000.00
Suspense	-6,251.28
Net cash provided by financing activities	**$ 224,448.98**
Net cash increase for period	**$ 59,495.95**
Cash at beginning of period	14,680.65

Cash at end of period	**$**	**74,176.60**

Wednesday, Apr 01, 2026 03:18:47 PM GMT-7

The company operates on an accrual basis. Certain expenses, including accrued wages and guaranteed payments, were recognized in the income statement but not yet paid in cash, which is reflected in the operating section of the cash flow statement.

	Member/ Investor Captial		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount			
Beginning Balance (1/1/2025)	-	$ 2,499,057	$ -	$ (2,499,720)	$ (663.00)
Investor Contributions (Net Change)	-	168,844	-	-	168,844
Prior Period Adjustment		15,000			15,000
Suspense / Other Adjustments		(6,251)			(6,251)
Equity Reclassification		309,000			309,000
Net income (loss)	-	-	-	(3,134,093)	(3,134,093)
31-Dec-25	-	$ 2,985,650	$ -	$ (5,633,813)	$ (2,648,163)

(3,134,093)	= amounts that come from P&L
$ (2,648,163)	= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

The adjustment represents a reclassification of equity balances recorded across multiple capital accounts in the general ledger. This ensures the Statement of Changes in Equity aligns with the company's balance sheet presentation.

NOTE 1 – NATURE OF OPERATIONS

Trillion, LLC was formed on April 2017 ("Inception") in the State of Louisiana. The financial statements of Trillion, LLC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Lafayette, Louisiana.

Trillion, LLC is a developer and producer of clean fuel technologies for diesel engine combustion applications. Our clean fuel products improve engine performance, clean and enhanced combustion, reduce harmful exhaust emissions and provide the consumer with better economic benefits compared to conventional diesel fuel.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2025 The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from licensing of the technology to major fuel distributors and major oil & gas companies. At this time, Trillion is working towards their first licensing agreement. (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Louisiana state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Company doesn't have debt at this time.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of _0__ shares of our common stock with par value of $0.___. As of December 31st, 2025 the company has currently issued __0__ shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Normal operating transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through December 31st, 2026, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, ___Alex Gomez_____ (Print Name), the ___Manager_____(Principal Executive Officers) of _____Trillion, LLC_____(Company Name), hereby certify that the financial statements of _____Trillion, LLC_____ (Company Name) and notes thereto for the periods ending ___December 31st, 2025_____ (first Fiscal Year End of Review) and __ December 31st, 2025____(second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [MOST RECENT YEAR] the amounts reported on our tax returns were total income of $____0_____; taxable income of $_____0_____ and total tax of $____0_____.

If the company has not filed tax returns please replace above sentence with options below and then include the information for the previous year if applicable:

[Company] has not yet filed its federal tax return for [year]."

If the company is a brand new company please replace above sentence with:

"[Company] was not in existence for the previous tax year."

If neither of these apply, please delete these additional instructions

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the __4-8-2026_____ (Date of Execution).

_____ (Signature)

_____Manager_____ (Title)

_____4-8-2026_____ (Date)